UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SENOMYX, INC.

(Name of Subject Company)

SENOMYX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81724Q107

(CUSIP Number of Class of Securities)

John Poyhonen

President, Chief Executive Officer and Director

Senomyx, Inc.

4767 Nexus Centre Drive

San Diego, California 92121

(858) 646-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Charles J. Bair, Esq.

Rama Padmanabhan, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Senomyx, Inc., a Delaware corporation (“Senonmyx”), with the Securities and Exchange Commission on October 4, 2018, relating to the offer by (i) Firmenich Incorporated, a Delaware corporation (“Firmenich”), and (ii) Sentry Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Firmenich (“Merger Sub”), to purchase all of the issued and outstanding shares of common stock of Senomyx, $0.001 par value per share, (the “Shares”) for $1.50 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2018 (as it may be amended or supplemented from time to time), and the related Letter of Transmittal (as it may be amended or supplemented from time to time).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 41 of the Schedule 14D-9:

“Expiration of the Offering Period; Completion of the Merger

At 12:00 midnight, Eastern Time, on November 2, 2018 (one minute after 11:59 p.m., Eastern Time, on November 1, 2018), the Offer expired. Computershare Trust Company, N.A., the depositary for the Offer, has advised Merger Sub that, as of the expiration of the Offer, a total of 40,713,815 Shares (not including 208,282 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered), representing approximately 82.9% of Senomyx’s currently outstanding Shares, were validly tendered and not validly withdrawn in the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Merger Sub irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer and, pursuant to the terms of the Merger Agreement, will promptly pay for all such Shares.

Pursuant to the Merger Agreement, Firmenich and Merger Sub will complete the acquisition of Senomyx through the Merger without a meeting of the stockholders of Senomyx in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share issued and outstanding immediately prior to such time (other than any Shares (i) held by Senomyx (or held in Senomyx’s treasury), which Shares will be cancelled and cease to exist at the effective time of the Merger, (ii) held by Firmenich, Merger Sub, or any other direct or indirect wholly owned subsidiary of Firmenich, which Shares will be cancelled and cease to exist at the effective time of the Merger and (iii) held by Senomyx’s stockholders who properly exercise and perfect appraisal rights for such Shares in the time and manner provided in Section 262 of the DGCL and have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Pursuant to the terms of the Merger Agreement, Firmenich will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.

On November 2, 2018, Firmenich issued a press release relating to the expiration and results of the Offer and the anticipated timing of the Merger. The full text of the press release is attached as Exhibit (a)(5)(C) to the amendment to the Schedule TO filed with the SEC on November 2, 2018 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit No.	Description

(a)(8)	Press Release of Firmenich Incorporated, dated November 2, 2018 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENOMYX, INC.

By:	/s/ John Poyhonen
Name:	John Poyhonen
Title:	President, Chief Executive Officer and Director

Dated: November 2, 2018